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                          January 4, 2024

       Greg Ritts
       General Counsel
       Altisource Portfolio Solutions S.A.
       33, Boulevard Prince Henri
       L-1724 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Altisource
Portfolio Solutions S.A.
                                                            Registration
Statement on Form S-3
                                                            Filed December 28,
2023
                                                            File No. 333-276301

       Dear Greg Ritts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at 202-551-6022 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Will Burns